UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

I-TRAX, INC.
(Name Of Subject Company (Issuer))
PUTTER ACQUISITION SUB, INC.
a wholly-owned subsidiary of
WALGREEN CO.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.001 per share (CUSIP Number 45069D203)
Series A Convertible Preferred Stock, par value $0.001 per share (CUSIP Number not applicable for Preferred Stock)

Dana Ione Green, Esq.
Walgreen Co. — Law Department
200 Wilmot Road
Deerfield, IL 60015
Telephone: (847) 914-2500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Keith S. Crow, P.C.
Robert M. Hayward
Gregory C. Vogelsperger
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$257,182,831	$10,107

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) the offer price of $5.40 per share of common stock multiplied by 41,750,863 shares of common stock, par value $0.001 per share (“Common Shares”), of I-trax, Inc. (“I-trax”) outstanding as of March 13, 2008, and (2) the offer price of $54.00 per share of Series A convertible preferred stock (“Preferred Shares”) plus the dividend amount in respect of the conversion value of accrued and unpaid dividends on the preferred stock through the date hereof multiplied by 217,126.3 shares of Series A Convertible Preferred Stock, par value $0.001 per share, outstanding as of March 13, 2008; (3) the offer price of $5.40 minus $2.28, which is the weighted average exercise price of outstanding options to acquire Common Shares multiplied by 4,503,033, the number of outstanding options as of March 13, 2008, and (4) the offer price of $5.40 minus $2.69, which is the weighted average exercise price of outstanding warrants to acquire Common Shares multiplied by 1,557,755, the number of outstanding warrants as of March 13, 2008.

**	The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $39.30 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO is filed by Walgreen Co., an Illinois corporation (“Walgreens”), and Putter Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Walgreens (“Offeror”). This Schedule TO relates to the offers by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), and Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”), of I-trax, Inc., a Delaware corporation (“I-trax”), for $5.40 per Common Share (the “Common Offer”) and $54.00 plus the Dividend Amount per Preferred Share (the “Preferred Offer”), in each case in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offers”). The “Dividend Amount” applicable to a Preferred Share purchased in the Preferred Offer means the product of (1)(A) the amount of accrued and unpaid dividends on such Preferred Share at the time Offeror accepts shares tendered pursuant to the Offers (the “Acceptance Time”) divided by (B) $3.84, which amount is the average market price of the Common Shares for the ten (10) consecutive trading days prior to and including the date of the Merger Agreement and (2) $5.40 or such greater amount as may have been paid per Common Share to any holder of Common Shares in the Common Offer. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.
     The Agreement and Plan of Merger, dated as of March 14, 2008, by and among Walgreens, Offeror and I-trax (the “Merger Agreement”), a copy of which is incorporated by reference as Exhibit (d)(1) to this Schedule TO.

Item 1.	Summary Term Sheet
     The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information
     (a) The subject company is I-trax, Inc. Its principal executive office is located at 4 Hillman Drive, Suite 130, Chadds Ford, PA 19317 and its telephone number is (610) 459-2405.
     (b) According to I-trax, as of March 13, 2008, there were 41,750,863 Common Shares and 217,126.3 Preferred Shares issued and outstanding; 6,060,788 Common Shares reserved for issuance upon exercise of outstanding stock options and warrants; and 2,171,263 Common Shares reserved for issuance upon conversion of outstanding Preferred Shares.
     (c) The Common Shares are traded on The American Stock Exchange under the symbol “DMX.” The Preferred Shares are not currently traded on any securities exchange and currently there is no public market in the Preferred Shares. The information set forth in Section 6 — “Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person
     (a), (b), (c) The information set forth in Section 9 — “Information Concerning Walgreens and Offeror” of the Offer to Purchase and Annex I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction
     (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offers,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offers and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax

Consequences,” “Possible Effects of the Offers on the Market for the Shares; AMEX Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offers” is incorporated in this Schedule TO by reference.
     (a)(1)(ix), (xi) Not applicable.
     (a)(2)(i)-(v), (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offers; Past Contacts or Negotiations with I-trax” and “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ‘Going-Private’ Transactions; Plans for I-trax” is incorporated in this Schedule TO by reference.
     (a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
     (a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Walgreens and Offeror,” “Background of the Offers; Past Contacts or Negotiations with I-trax” and “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ‘Going-Private’ Transactions; Plans for I-trax” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals
     (a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offers; Past Contacts or Negotiations with I-trax,” “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ‘Going-Private’ Transactions; Plans for I-trax,” “Dividends and Distributions” and “Possible Effects of the Offers on the Market for the Shares; AMEX Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.
     (c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration
     (a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.
     (b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company
     (a), (b) The information set forth sections of the Offer to Purchase entitled “Introduction,” “Information Concerning Walgreens and Offeror,” “Background of the Offers; Past Contacts or Negotiations with I-trax” and “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ‘Going-Private’ Transactions; Plans for I-trax” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used
     (a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements
     (a), (b) Not applicable.

Item 11.	Additional Information
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Walgreens and Offeror” and “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ‘Going-Private’ Transactions; Plans for I-trax” is incorporated in this Schedule TO by reference.
     (a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ‘Going-Private’ Transactions; Plans for I-trax,” “Conditions of the Offers” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.
     (a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offers on the Market for the Shares; AMEX Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated March 28, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(5)(A)	Press Release issued by Walgreen Co., dated March 17, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).

(a)(5)(B)	Transcript of Conference Call held by Walgreen Co. on March 17, 2008 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Walgreen Co. on March 18, 2008).

(a)(5)(C)	Form of summary advertisement published in the Wall Street Journal on March 28, 2008.*

(d)(1)	Agreement and Plan of Merger, dated as of March 14, 2008, by and among Walgreen Co., Putter Acquisition Sub, Inc. and I-trax, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).

(d)(2)	Confidentiality Agreement, dated as of July 26, 2007, as amended January 18, 2008, by and between Walgreen Co. and I-trax, Inc.*

(g)	Not applicable.

*	Filed herewith.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2008

WALGREEN CO.
By:	/s/ William M. Rudolphsen
	Name:	William M. Rudolphsen
	Title:	Senior Vice President and Chief Financial Officer

PUTTER ACQUISITION SUB, INC.
By:	/s/ William M. Rudolphsen
	Name:	William M. Rudolphsen
	Title:	Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 28, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(5)(A)	Press Release issued by Walgreen Co., dated March 17, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).

(a)(5)(B)	Transcript of Conference Call held by Walgreen Co. on March 17, 2008 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Walgreen Co. on March 18, 2008).

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on March 28, 2008.*

(d)(1)	Agreement and Plan of Merger, dated as of March 14, 2008, by and among Walgreen Co., Putter Acquisition Sub, Inc. and I-trax, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).

(d)(2)	Confidentiality Agreement, dated as of July 26, 2007, as amended January 18, 2008, by and between Walgreen Co. and I-trax, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.